UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TRANSPORTADORA DE GAS DEL SUR S.A.
(Exact name of registrant as specified in its charter)

GAS TRANSPORTER OF THE SOUTH INC.
(Translation of registrant’s name into English)

Republic of Argentina	001-13.396	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Cecilia Grierson 355 26th Floor C1107CPG City of Buenos Aires Argentina	C1107CPG
(Address of principal executive offices)	(Zip Code)

Leandro Pérez Castaño
(54-11)-4371-5100
inversores@tgs.com.ar
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _______.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included in Exhibit 2.01 hereto.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit No.
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: September 26, 2024	TRANSPORTADORA DE GAS DEL SUR S.A.

	By:	/s/ Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President